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                              September 16, 2021

       John Merris
       Chief Executive Officer
       Solo Brands, Inc.
       1070 S. Kimball Ave. Ste 121
       Southlake, TX 76092

                                                        Re: Solo Brands, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
2, 2021
                                                            CIK 0001870600

       Dear Mr. Merris:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement

       Tax Receivable Agreement, page 13

   1. We note your response to comment 1, and reissue our comment in part. Please revise your Prospectus Summary
to give prominent and complete disclosure of the arrangement as a principal topic
towards the beginning of this section.
       Summary Historical, Combined Historical and Pro Forma Financial Data, page 21

   2. We note that non-GAAP adjusted net income excludes amortization of intangible assets recognized related to
change in control events. Please revise to clarify that while you are excluding the
amortization expense related to the change in control events, this non-
                                                        GAAP measure also
includes revenue generated, in part, by such intangible assets.
 John Merris
Solo Brands, Inc.
September 16, 2021
Page 2
Unaudited Pro Forma Consolidated Financial Information, page 80

3. We note your disclosure that "the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2021 has been prepared to illustrate the effects of the events described below as if they had occurred on January 1, 2021." Please note that pro forma information should be computed assuming the relevant transactions occurred on the beginning of the earliest fiscal year presented (i.e. January 1, 2020) and carried forward through any interim period presented, and revise accordingly throughout your prospectus. Refer to Article 11 of Regulation S-X.
4. We note that within your disclosure of Debt Refinance Adjustments you discuss your July
         29, 2021 draw down of an additional $26.0 million to fund the International Surf
         Ventures, Inc. ("Isle") acquisition. Please clarify whether you have reflected such debt in your pro forma financial statements, and tell us whether you have reflected the assets acquired and liabilities assumed in connection with the August 2, 2021 acquisition of Isle, and your basis therein. Additionally, reconcile the $107.2 million net amount within pro forma note 1.a. adjustment given such disclosure referenced above, in addition to the $8 million drawn down for the Chubbies acquisition and additional $100 million term loan entered for the Chubbies acquisition.
Notes to the Unaudited Pro Forma Consolidated Financial Information, page 87

5. Please tell us how the adjustment in 2.a. was calculated or determined. In this regard, we note $137.6 million net consideration provided per pro forma note 2.b. of $137.6 million and cash received in the acquisition of Chubbies Inc. totaling $17.8 million.
Solo Stove Holdings, LLC December 31, 2021 Financial Statements
Consolidated Statements of Operations, page F-7

6.       We note you follow the two-class method for computing net income
(loss) per unit.
         Please revise to present net income (loss) per unit for each class of unit in accordance with
         ASC 260-10-45-60B.d. Your interim financial statements should be similarly revised.
Chubbies, Inc. January 30, 2021 Financial Statements
Notes to Financial Statements
Note 11 - Warrants, page F-65
FirstName LastNameJohn Merris
7. We note that Note 11 to your interim financial statements discloses warrants issued to a
Comapany   NameSolo
       lender           Brands,
              in 2015 and  2016Inc.
                                 to purchase preferred shares, with no similar
discussion of such
       warrants
September        issued
           16, 2021     herein.
                     Page  2    Please advise or revise.
FirstName LastName
 John Merris
FirstName LastNameJohn   Merris
Solo Brands, Inc.
Comapany 16,
September NameSolo
               2021 Brands, Inc.
September
Page 3    16, 2021 Page 3
FirstName LastName
       You may contact Heather Clark at (202) 551-3624 or Mark Rakip at (202) 551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ian D. Schuman